FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2003.

Total number of pages: 40.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Consolidated Results of Operations (US GAAP) – Second quarter, fiscal year ending March 2004]	4
2. [Merger of Nomura Holdings’ Subsidiaries in Japan]	38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    October 31, 2003

Consolidated Results of Operations

(US GAAP)

Second quarter, fiscal year ending March 2004

Nomura Holdings, Inc.

October 2003

Outline of the Presentation

■	Financial Summary

■	Review of Businesses

➢	Segment Information

➢	Domestic Retail

➢	Global Wholesale

➢	Asset Management

➢	Non-interest Expenses

■	Appendix

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2003 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Consolidated Financial Summary

Second quarter ending March 31, 2004 (2003.4 – 2003.9)

	➢ Net revenue	414.8 (up 46%*)

	➢ Non-interest expenses	255.5 (up 5%*)

	➢ Income before income taxes	159.3 (up 292%*)

Semi Annual Results (Billions of yen)	➢ Income before cumulative effect of accounting change	86.7 (up 308%*)
	➢ Net income	86.7 (down 34%*)
	➢ Total assets	27,238.9 (up 6,069.4**)

	➢ Total shareholders’ equity	1,705.5 (up 63.2**)

	➢ Leverage	16.0 times (12.9)

	➢ ROE	10.4% (annualized)

	➢ Net revenue	214.7 (up 53%*)

Second Quarter (Billions of yen)	➢ Non-interest expenses	126.7 (up 7%*)
	➢ Income before income taxes	88.0 (up 295%*)

	➢ Net income	47.6 (up 260%*)

	➢ ROE	11.2% (annualized)

*	YOY

**	Compared with corresponding items as of March 31, 2003

Review of Businesses

■	Segment Information (P8)

■	Domestic Retail (P9-11)

■	Global Wholesale (P12-15)

■	Asset Management (P16-17)

■	Non-interest Expenses (P18-19)

Segment Information

Domestic Retail (1)*

Points

■	Commissions (40.5 billion yen, up 58%)

✓	Stock Brokerage Commissions** (26.2 billion yen, up 157%)

➢	Individual Equity Agency Transaction Value*** (monthly average) 9.1 trillion yen, up 111%

➢	Equity Holding Accounts: 1.323 million (end of Sept.) (of which stock holding accounts: 53%)

➢	IT Share

No. of order: 46% (FY03.3 Q2: 38%)

Transaction value: 21% (FY03.3 Q2: 14%)

✓	Commissions for Investment Trusts Distribution and Redemption **** (10.1 billion yen, up 50%)

➢	Stock Investment Trusts Commission 4.9 billion yen, up 181%

➢	Foreign Investment Trusts Commission 2.5 billion yen, up 214%

✓	Insurance

➢	Outstanding Value of Variable Annuity Insurance Contracts Sept. total: 216.8 billion yen (up 19% since end of June)

✓	Distribution of JGBs for Individual Investors

4th Issue 350.8 billion yen

(Issue amount: 942.9 billion yen, Nomura’s share: 37%)

■	Sales Credit (21.7 billion yen, up 22%)

■	Investment Trusts Administration Fee and Other (5.4billion yen, down 30%)

■	Fees from Investment Banking (6.7billion yen, up 41%)

*	All percentages are year-on-year comparisons unless otherwise stated

**	Domestic Retail

***	Three major exchanges = Tokyo, Osaka, Nagoya

****	Nomura Securities

Domestic Retail (2)

Stock Brokerage Commissions / Foreign Currency Bond Distribution to Retail Investors / Revenue Breakdown (approx. figs.)

Domestic Retail (3)

Client Assets / Net Asset Accumulation (excluding financials)

*	Including CBs and warrants

**	Includes variable annuity insurance

Net asset accumulation: Gap between inflow and outflow of assets

Global Wholesale (1) Fixed Income

Points

■	Foreign Currency Bond Public Offering to Retail Investors

✓	National Australia Bank: 77.2 billion yen (A$)

✓	Eksportfinans ASA: 59.4 billion yen (CAN$)

✓	Toyota Motor Credit: 45.5 billion yen (US$)

■	Large-scale Foreign Currency Bonds Underwriting

✓	KfW: US$ 3 billion

✓	Rentenbank: US$ 1 billion

■	Securitized Products

✓	KAL Japan ABS 1: 27 billion yen

✓	Akihabara office building development: 57.0 billion yen

Global Wholesale (2) Equity

Points

■	Market Environment

✓	Equity Agency Transaction Value* (monthly average) 45.4 trillion yen, up 55% YOY

■	Block Trades

✓	Active block and basket trading

■	Net Gain on Equity Trading (Nomura Securities)

*	Three major exchanges: Tokyo, Osaka, Nagoya

Global Wholesale (3) Investment Banking

Points

■	IPO, PO*

✓	IPO Market: 313.5 billion yen, up 152% YOY

        Nomura: 41.9 billion yen, up 332% YOY

✓	PO Market: 266.1 billion yen, up 12% YOY

       Nomura: 217.8 billion yen, up 99% YOY

➢	Major Issues:

       Chiba Bank (13.4 billion yen)

       NRI (47.2 billion yen)

       Matsushita Electric Works (44.7 billion yen)

       Nomura Holdings (55.7 billion yen)

✓	Euroyen CB

➢	Major Issue: CSK (23.0 billion yen)

■	Asset Finance

✓	TOKYU REIT (51.7 billion yen)

✓	Akihabara office building development (57.0 billion yen)

■	M&A, Advisory Business

✓	Bosch Automotive Systems Corp. = Toyoda Machine Works

✓	KS Biomedix = Xenova Group plc

✓	Joint venture between Matsushita Electric Industrial and Minebea

(M&A Ranking)**

✓	Rank: No. 9 No. of deals: 80

✓	Value: US$ 6.6 billion Market share: 10%

Sources:	* Nomura Securities, 2004.3 2Q pricing day base
** Thomson Financial, Announced Mergers and Acquisitions: Any Japanese involvement. League table based on rank value. (Jan. 2003—Sep. 2003)

Global Wholesale (4) Merchant Banking

Points

■	New Deals

✓	NPF granted first refusal right to newly issued shares of Huis Ten Bosch

■	Exposure to Merchant Banking Business

Asset Management (1)

Points

■	New Funds

✓	Really Excellent Stock Fund Initial sales: 39.7 billion yen

✓	Nomura Australian Bond Fund Initial sales: 28.0 billion yen

■	Assets Under Management of NCRAM

✓	Sept. 30, 2003 US$ 5.8 billion yen (up 53% YOY)

■	Assets Under Management of Main Foreign Currency Bond Funds

*	Primarily invests in US dollar denominated bonds (government bonds, ABS, corporate bonds)

Asset Management (2)

Source: The Investment Trusts Association, Japan

Non-Interest Expenses* (1)

Points

■	Compensation and Benefits

            67.7 billion yen, up 17%

✓	A special charge for NAM’s withdrawal from the Japan Securities Dealers Employees’ Pension Fund (2.8 billion yen)

■	Information Processing and Communications

            19.5 billion yen, up 1%

■	Business and Development Expenses

            5.4 billion yen, down 30%

■	Other Expenses (of which special losses)

            16.0 billion yen, up 17% (0.2 billion yen)

■	Fixed Cost Coverage Ratio

✓	FY04.3 2Q 30%

Asset management related fees	19.1 billion yen
Fixed-type expenses	63.5 billion yen

Asset management related fees: Asset management fee, custodial services fee, and fee from coupon payments Fixed-type expenses: Fixed salary, guaranteed bonus, depreciation, real estate related expenses and others

*	All percentages are year-on-year comparisons unless otherwise stated

Non-Interest Expenses (2)

■	Compensation and Benefits

✓	Fixed-type expenses: 36.1 billion yen, up 2.2%
✓	Variable-type expenses: 28.8 billion yen, up 28.6%

*	Excludes expenses related to PFG entities (70.4 bil. yen for FY02.3)

For 2Q FY02.3 and 2Q FY04.3, the special charges for withdrawal from the multi-employer pension plan were 18.9 bil. yen and 2.8 billion yen respectively

Appendix

•	Revenue and Income by Business Segment (P21)

•	Global Wholesale (P22)

•	Domestic Retail Related Data (P23)

•	Major Differences (Segment / Income Statement) (P24)

•	Revenue (P25-28)

•	Non-interest Expenses (P29)

•	Client Assets (P30)

•	Number of Accounts (P31)

•	Secondary Market Share Data (P32)

•	Primary Market Share Data (Value Base) (P33)

•	Assets Under Management (NAM / NCRAM) (P34)

•	VaR (P35)

•	Number of Employees (P36)

Revenue and Income by Business Segment (Quarterly Base)

Units: millions of yen

Domestic Retail
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Non-interest revenue	60,953	50,806	57,224	57,172	66,436	56,136	69,366	54,999	74,573	75,214
Net-interest revenue	1,076	467	870	537	599	605	915	194	397	378
Net revenue	62,029	51,274	58,091	57,710	67,035	56,742	70,280	55,193	74,970	75,592
Non-interest expenses	51,678	55,533	50,120	51,291	53,137	55,294	51,180	53,951	54,201	56,916
Income before income taxes	10,351	-4,259	7,974	6,418	13,899	1,449	19,100	1,241	20,769	18,673

Global Wholesale
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Non-interest revenue	62,483	65,845	57,803	199,298	73,321	24,324	40,124	58,906	68,977	94,852
Net-interest revenue	7,816	7,734	14,725	24,230	16,541	30,970	30,571	23,712	25,177	20,102
Net revenue	70,299	73,580	72,528	223,528	89,861	55,294	70,695	82,619	94,154	114,954
Non-interest expenses	48,046	48,932	49,482	102,197	53,387	46,320	48,946	58,784	56,356	57,400
Income before income taxes	22,253	24,648	23,046	121,331	36,474	8,974	21,749	23,835	37,798	57,554

Asset Management
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Non-interest revenue	12,779	10,401	12,037	11,623	9,850	10,288	7,290	7,400	7,598	7,633
Net-interest revenue	516	87	50	-286	-55	23	1,762	502	682	389
Net revenue	13,295	10,488	12,087	11,338	9,795	10,311	9,052	7,902	8,280	8,022
Non-interest expenses	8,383	8,331	9,423	10,894	8,682	8,995	8,021	8,167	8,192	10,517
Income before income taxes	4,912	2,156	2,665	442	1,113	1,316	1,031	-265	88	-2,495

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base)

Units: millions of yen

Fixed Income
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Net revenue	20,727	23,175	19,549	27,302	43,887	32,476	41,550	36,052	62,261	48,118
Non-interest expenses	15,450	16,768	15,648	18,873	18,944	16,334	17,605	23,877	25,093	22,273
Income before income taxes	5,277	6,407	3,900	8,430	24,943	16,142	23,946	12,176	37,168	25,845

Equity
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Net revenue	27,976	35,882	25,595	35,623	30,416	12,353	17,872	21,384	20,381	38,950
Non-interest expenses	16,054	15,813	17,336	17,272	18,340	14,329	16,026	16,980	16,470	19,202
Income before income taxes	11,922	20,069	8,259	18,351	12,076	-1,977	1,846	4,404	3,911	19,748

Investment Banking
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Net revenue	21,597	14,522	32,272	19,958	16,830	16,453	14,801	21,041	12,908	20,568
Non-interest expenses	16,542	16,350	10,371	14,143	13,850	13,636	13,081	15,807	12,086	13,468
Income before income taxes	5,055	-1,827	21,902	5,815	2,980	2,817	1,720	5,234	822	7,100

Merchant Banking*
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Net revenue	—	—	-4,888	140,644	-1,272	-5,989	-3,528	4,142	-1,396	7,318
Non-interest expenses	—	—	6,127	51,909	2,253	2,019	2,233	2,122	2,707	2,455
Income before income taxes	—	—	-11,015	88,735	-3,525	-8,009	-5,762	2,021	-4,103	4,863

*	The 3rd quarter figure for FY02.3 is the accumulated total from April through December 2002

Domestic Retail Related Data

Domestic Retail (Billions of yen)	FY02.3				FY03.3				FY04.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Net interest revenue	1.1	0.5	0.9	0.6	0.6	0.8	0.7	0.2	1.2	1.2
Sales credit	13.1	12.3	18.8	17.3	20.5	17.8	32.2	25.2	40.4	21.7
Investment trust administration fees and other	14.9	13.2	12.6	12.4	12.3	7.7	6.9	5.2	4.8	5.4
Fees from investment banking	2.9	5.3	2.7	3.1	1.8	4.8	3.7	4.8	2.9	6.7
Commissions	30.1	20.0	23.1	24.3	31.9	25.7	26.8	19.8	25.7	40.5
Stock brokerage commissions (Domestic Retail)	20.5	12.9	14.4	13.9	16.8	10.2	13.5	7.7	12.1	26.2

(Billions of yen)
Commissions for investment trusts distribution and redemption*	8.1	4.9	7.0	8.1	12.8	6.7	7.7	7.7	9.6	10.1
Bond investment trusts commission	1.5	2.0	3.0	4.2	5.5	4.2	4.0	3.2	2.2	2.6
Stock investment trusts commission	6.1	2.6	3.3	3.4	6.0	1.8	1.3	2.6	2.6	4.9
Foreign investment trusts commission**	0.5	0.3	0.7	0.5	1.3	0.8	2.5	1.9	4.8	2.5

(Trillions of yen)
Domestic distribution volume of investment trusts	6.2	7.0	5.4	3.8	3.3	2.5	3.5	2.6	3.2	3.5
Bond investment trusts	5.4	6.4	4.8	3.6	2.4	1.8	2.7	1.7	2.0	2.6
Stock investment trusts	0.5	0.3	0.3	0.3	0.5	0.3	0.2	0.3	0.3	0.4
Foreig investment trusts	0.3	0.3	0.3	0.0	0.5	0.4	0.6	0.5	0.8	0.5

(Billions of yen)	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9
Outstanding value of bond investment trusts*	5,854	6,215	6,225	6,092	5,291	4,785	4,282	3,883	3,612	3,302

(Billions of yen)	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9
Outstanding value of variable annuity	—	—	1.8	7.7	28.1	105.3	149.3	166.6	182.8	216.8

*	Nomura Securities

**	Commission during the initial and subsequent offering periods

Major Differences (Segment / Income Statement) (FY04.3 six months)

Revenue (1)

(Commissions)

Revenue (2)

(Fees from Investment Banking)

Revenue (3)

(Asset Management and Portfolio Service Fees)

Revenue (4)

(Net Gain on Trading / Net Interest Revenue*)

*	Excluding net interest revenue from PFG entities
**	Net gain on private equity investment (232.5 bil. yen) is excluded from FY ended March 31, 2002 due to a change in structure of PFG business. However, this figure includes the gain on sales of PFG assets (116.3 bil. yen).

(Non-interest Expenses*)

*	Excludes expense related to PFG entities (484.4 bil. yen for FY02.3)

Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, PFG entities’ cost of goods sold, expenses associated with rental income, other.

Client Assets (Trillions of yen)

Nomura Securities

	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03
Equities	28.9	24.9	24.8	25.1	24.9	23.6	22.3	21.6	24.8	28.7
Bonds	12.3	12.8	13.3	13.7	14.9	15.4	15.4	16.8	17.9	18.4
Stock investment trusts	3.2	2.6	2.7	2.7	2.7	2.5	2.4	2.4	2.6	2.8
Bond investment trusts	12.1	11.1	9.7	9.3	8.2	7.4	6.9	6.5	6.3	6.2
Overseas mutual funds	0.9	0.8	0.9	0.9	1.0	1.0	1.1	1.2	1.3	1.4
Other	0.2	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.1	0.1

Total	57.5	52.3	51.4	51.8	51.8	50.0	48.2	48.5	53.0	57.7

Client Assets (Domestic Retail, excluding financials)

	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun.03	Sep.03
Equities	13.5	10.9	11.2	11.1	11.4	10.6	9.9	9.5	11.1	12.8
Foreign Bonds	1.6	1.8	2.2	2.5	2.6	2.8	3.2	3.4	3.9	3.7
Domestic bonds	3.9	4.1	4.1	4.2	4.7	4.9	5.0	5.0	5.1	5.3
Stock investment trusts	2.7	2.1	2.2	2.4	2.4	2.2	2.1	2.0	2.2	2.4
Bond investment trusts	10.0	9.3	8.8	8.4	7.9	6.7	6.3	5.9	5.7	5.6
Overseas mutual funds	0.7	0.7	0.7	0.8	0.8	0.9	0.9	1.0	1.1	1.2
Other	0.0	0.0	0.0	0.0	0.1	0.2	0.2	0.2	0.2	0.3

Total	32.2	28.4	29.0	28.9	29.3	28.2	27.6	27.1	29.3	31.3

Number of Accounts

Nomura Home Trade (online trading accounts)	(Thousands of accounts)
	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03
	686	778	860	936	1,005	1,079	1,114	1,141	1,168	1,215

IT Share

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
No. of order	38%	36%	37%	39%	39%	38%	33%	42%	45%	46%
Transaction value	18%	17%	13%	17%	17%	14%	9%	17%	21%	21%

Nomura Cash Management Service	(Thousands of accounts)
	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03
	2,539	2,686	2,805	2,899	2,965	3,029	3,079	3,112	3,145	3,195

Equity Holding Accounts	(Thousands of accounts)
	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03
	1,135	1,163	1,187	1,204	1,246	1,274	1,285	1,302	1,308	1,323

New Accounts (individual, monthly average)	(Thousands of accounts)
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
	22	25	21	21	20	22	20	16	16	21

Secondary Market Share Data

Market units: trillions of yen

Individual Equity Agency Transactions Share (monthly average)

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Market	4.9	3.3	3.9	4.0	5.2	3.9	5.2	3.1	5.0	9.1
Nomura's share	16%	16%	16%	13%	20%	16%	17%	8%	8%	10%

Off-floor/Off-exchange Equity Trading Share

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Off-floor market	5.3	4.5	4.4	5.1	4.1	4.1	2.7	3.2	3.5	4.9
Off-exchange	8.2	8.2	8.3	7.7	9.6	8.7	8.7	6.3	8.1	9.1
Nomura's share	19%	19%	18%	19%	24%	18%	21%	15%	15%	16%

JGB Auction Share

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Market	13.8	13.4	14.6	14.3	16.8	18.2	15.7	17.3	18.4	18.7
Nomura's share	12%	20%	13%	14%	20%	18%	10%	12%	14%	17%

Secondary Bond Trading

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q
Market	271	221	227	247	296	299	261	273	321	326
Nomura's share	15%	17%	14%	14%	13%	16%	13%	14%	18%	16%

Primary Market Share Data (Value Base)

Straight Bonds *
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	03.4–03.6	03.4–03.9
Nomura’s share	19%	19%	19%	21%	20%	22%	22%	23%	22%	23%

Euro-Yen Bonds **
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	03.4–03.6	03.4–03.9
Nomura’ share	27%	23%	22%	28%	35%	24%	20%	21%	37%	40%

Samurai Bonds **
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	03.4–03.6	03.4–03.9
Nomura’ share	30%	39%	36%	38%	4%	4%	10%	14%	19%	21%

Japanese IPO ***
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	03.4–03.6	03.4–03.9
Nomura’s share	7%	17%	37%	36%	89%	70%	50%	49%	1%	10%

Japanese PO ***
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	03.4–03.6	03.4–03.9
Nomura’s share	48%	40%	37%	34%	40%	42%	47%	44%	68%	66%

Sources: * Thomson	DealWatch, lead manager base
**	Thomson Financial Securities Data, bookrunner base
***	Nomura Securities

Assets Under Management (NAM / NCRAM)

NAM (Trillions of yen)
	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03
Stock investment trusts	2.7	2.4	2.9	3.2	3.6	3.3	3.3	3.2	3.5	4.3
Bond investment trusts	14.5	12.9	10.9	10.4	9.2	8.3	7.8	7.3	7.0	7.0
Non-public investment trusts	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3
Investment advisory (domestic)	3.5	3.6	3.7	3.6	3.3	3.1	3.0	2.9	2.9	2.9
Investment advisory (overseas)	1.0	0.8	0.9	0.9	0.8	0.8	0.7	0.7	0.8	0.9

Total	21.9	19.8	18.6	18.2	17.1	15.6	15.1	14.2	14.5	15.4

NCRAM (Billions of US$)
	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03
Total	2.6	2.5	2.6	3.1	3.7	3.8	4.4	4.7	5.3	5.8

Value at Risk (Consolidated)

■	Definition		From Apr. 1 to Sept. 30 2003

	➢	99% confidence level	Maximum:	5.6 billion yen

	➢	1-day time horizon for out trading portfolio	Minimum:	1.7 billion yen

	➢	Inter-product price fluctuations considered	Average:	2.92 billion yen

								(Billions of yen)
End of Month	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03
Equity	2.0	2.8	2.0	1.8	1.3	1.3	1.5	2.1	2.3
Interest Rate	1.7	2.9	2.3	1.7	1.8	1.9	2.3	2.5	2.4
Foreign Exchange	0.3	0.2	0.2	0.4	0.4	0.3	0.2	0.3	0.3

Sub-total	4.0	6.0	4.5	3.8	3.5	3.5	4.0	4.9	4.9
Diversification Benefit	(1.2)	(1.9)	(1.2)	(1.2)	(1.2)	(1.1)	(0.9)	(1.5)	(1.3)

VaR	2.8	4.1	3.3	2.6	2.3	2.4	3.1	3.4	3.6

Number of Employees

	Mar. 01	Sep. 01	Mar. 02	Sep. 02	Mar. 03	Jun. 03	Sep. 03
Asia/Oceania	486	476	468	462	616	622	646
Americas	835	893	827	753	797	821	843
Europe	1,370	1,449	1,381	1,352	1,389	1,439	1,372
Japan (FA, SA)	2,195	2,192	2,177	2,072	1,986	1,960	1,901
Japan (excluding FA, SA)*	9,507	9,846	9,697	9,969	9,258	9,561	9,435

Total	14,393	14,856	14,550	14,608	14,046	14,403	14,197

* Excluding NPF’ consolidated subsidiaries

Tokyo, 31 October 2003

Merger of Nomura Holdings’ Subsidiaries in Japan

Today, Nomura Holdings, Inc. (“NHI”) announces that its wholly owned subsidiaries, The Nomura Fundnet Securities Co., Ltd. (“NFN”), Nomura DC Planning Co., Ltd. (“NDCP”), and Nomura Human Capital Solutions Co., Ltd. (“NHCP”), at their boards of directors’ meetings held today, determined to merge effective 5 January 2004.

1.	Objective

In response to customers’ growing needs for pension-related services resulting from recent pension system reforms, Nomura Group established the above subsidiaries according to function and has offered services such as consultation on retirement benefit schemes and administration of defined contribution pension plans.

The aim of the merger is to create a structure able to consolidate the comprehensive capabilities of the Nomura Group to meet the increasingly diversified and sophisticated needs of its customers.

2.	Merger outline
i)	Date for merger: 5 January 2004

ii)	Method

NDCP and NHCP will be dissolved through a buy-out leaving NFN as the surviving company.

iii)	Share allotment ratio

3.5 NFN shares will be issued for 1 NDCP share and 0.2 NFN shares will be issued for 1 NHCP share. A total of 38,300 NFN common shares will be issued as a result of the merger.

iv)	Parties concerned

(1) Company name	The Nomura Fundnet Securities Co., Ltd. (*)	Nomura DC Planning Co., Ltd.	Nomura Human Capital Solutions Co., Ltd.
(2) Business	Administrative services for defined contribution pension plans	Administrative services for defined contribution pension plans	Projected benefit obligation (PBO) valuation support and retirement benefit restructuring consulting
(3) Established	14 January 1999	1 August 2001	21 December 1998
(4) Headquarters	Nihonbashi, Chuo-Ku, Tokyo	Otemachi, Chiyoda-Ku, Tokyo	Marunouchi, Chiyoda-Ku, Tokyo
(5) President	Osamu Muramatsu	Shin Ikeyama	Kenichi Fukuhara
(6) Capital	5.6 billion yen	490 million yen	300 million yen
(7) Outstanding shares	112,000 shares	9,800 shares	20,000 shares

*	Through the corporate separation effective on 12 December 2003, NFN will transfer its securities and related businesses to Nomura Securities Co., Ltd. (“NSC”) and NSC will assume all rights, obligations and contractual positions related to such businesses. As of the same day, NFN will mainly engage in administrative services for defined contribution pension plans and change its name to “Nomura Pension Support & Service Co., Ltd.”

v)	Post merger

a)	Company name

Nomura Pension Support & Service Co., Ltd.

b)	Business

Administration and management of defined contribution pension plans, PBO valuation support and retirement benefit restructuring consulting

c)	Headquarters

Nihonbashi, Chuo-Ku, Tokyo

                                                                                                          Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.